October 23, 2006

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:  Daniel F. Duchovny, Esq.

Re:                               Kinder Morgan, Inc.
Preliminary Schedule 14A
Filed September 22, 2006
File No. 001-06446

                                                Schedule 13E-3
Filed September 22, 2006
File No. 005-11513

Ladies and Gentlemen:

On behalf of the above-referenced Registrant, we have filed through EDGAR revised preliminary Schedule 14A (“Revised Schedule 14A”) and Amendment No. 2 (“Amendment No. 2”) to the above-referenced Schedule 13E-3 (“Schedule 13E-3”).  Revised Schedule 14A and Amendment No. 2 reflect all changes made to the preliminary Schedule 14A and to Amendment No. 1 to Schedule 13E-3.

In this letter, we set forth responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 13, 2006, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the October 13 comment letter.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Schedule 13E-3

1.                                      We note that Knight Holdco LLC is owned by GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc., Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P. and AIG Knight LLC.  We believe these entities (and any other members of Knight Holdco LLC not listed above) are also engaged in the going private transaction.  Please add them as filing persons on the Schedule 13E-3 or explain why they should not be so included.  See Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.

Response:              Based upon information and analyses supplied to the Registrant by Knight Holdco LLC (“Purchaser”), GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc., Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P. and AIG Knight LLC (the “Sponsors”), the Registrant respectfully submits that, as detailed below, none of the Sponsors is an affiliate of the Registrant and, accordingly, the Sponsors should not be filing persons in connection with the Schedule 13E-3.

As noted by the Staff in Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 (the “Outline”), “Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going-private transaction file a Schedule 13E-3.”  Therefore, as the Outline explained, two issues must be resolved in determining “filing person” status:  “first, what entities or persons are ‘affiliates’ of the issuer . . . and, second, when should those affiliates be deemed to be engaged, either directly or indirectly, in the going-private transaction” (emphasis added).  In short, the concern is affiliate status “both before and after the transaction” because, as stated in Exchange Act Release No. 16075 (August 2, 1979), “[i]n such cases the sale, in substance and effect, is being made to an affiliate of the issuer.”  Thus, there are two prerequisites to a finding that a person must file a Schedule 13E-3:  (i) the person must be an affiliate of the issuer before the transaction and (ii) the person must be engaged in the transaction.

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”  Thus, in order for a Sponsor to be deemed an affiliate of the

Registrant, it must be demonstrated that it (i) is controlled by the Registrant, (ii) has either direct or indirect control over the Registrant or (iii) is under common control with the Registrant.  Each is considered in turn below.

First, the Registrant does not control any of the Sponsors as the Registrant does not own any equity, or have any other control relationship, over the Sponsors.  Nor is any of the Sponsors under common control with the Registrant:  an examination of Purchaser’s comprehensive disclosure in response to General Instruction C of the Schedule 13E-3 (“Instruction C”) and which is now included in the Revised Schedule 14A beginning on page 119 reveals no persons controlling any of the Sponsors who are also in a control relationship with the Registrant.

Second, prior to the merger, the Sponsors do not have a controlling equity interest in the Registrant (as can be seem from “Security Ownership of Certain Beneficial Owners and Management” beginning on page 110 of the Revised Schedule 14A) nor will they have any governance rights or other means to control the Registrant.

Third, it is submitted that the Sponsors are not affiliates of the Registrant on account of being under common control with the Registrant.  In Schedule 13E-3, the possibility has been conceded that Purchaser as well as Knight Acquisition Co. (“Acquisition Vehicle”) may be an affiliate of the Registrant by virtue of the control exercised by Richard D. Kinder (“Mr. Kinder”), the Chairman and Chief Executive Officer of the Registrant, over them, and in doing so the guidance issued by the SEC in Section II.D.3 of the Outline as well as in Exchange Act Release No. 16075 (August 2, 1979), that suggests a purchaser may become an affiliate of the issuer on account of control that is imputed to management, has been taken into account.(1)  In the instant case, taking into account the totality of Mr. Kinder’s equity and governance rights in Purchaser (and through it, in Acquisition Vehicle) before and after the consummation of the transaction, it was decided to include both Purchaser and Acquisition Vehicle, in addition to Mr. Kinder, as filers.  Also noted is the Outline’s guidance that, in situations where a purchaser forms an acquisition vehicle, “… both the acquisition vehicle and the entity or person who formed it to acquire the issuer would have separate filing obligations . . . (emphasis added),” and it is respectfully submitted that such guidance has been complied with by including both Purchaser and Acquisition Vehicle as filers.

(1)  The guidance in the Outline that the “management of the issuer-seller that will be going private is essentially 'on both sides' of the transaction,” and, as such, “the purchaser also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3” is noted.

However, while Mr. Kinder’s relationship with Purchaser and Acquisition Vehicle may bring those entities under his control, there is nothing to suggest that Mr. Kinder controls any of the Sponsors (either before or after the consummation of the transaction), each of which is an entity now controlled by GS Capital Partners V Fund, L.P., American International Group, Inc., The Carlyle Group, Riverstone Holdings, LLC or their affiliates and will remain so after the consummation of the transaction.  Consistent with that, as referenced above in answer to Instruction C, none of the Sponsors list Mr. Kinder as a control person.  As a result, there does not appear to be a basis for concluding that the Sponsors, which have their own identified control persons that do not include Mr. Kinder, are under common control with the Registrant and that they are therefore affiliates of the Registrant.  For example, it does not appear that GS Capital Partners V Fund, L.P., which has its own general partner and limited partners (none of which are Mr. Kinder) and a governance structure that is not affected by this transaction, is an affiliate of Mr. Kinder.  So while it is recognized that affiliates of the seller (in this case Mr. Kinder) may become affiliates of the purchaser (in this case, Purchaser), and that therefore Purchaser (and Acquisition Vehicle) may be deemed to be on both sides of the transaction, it is respectively submitted that the shareholders, partners or members of Purchaser cannot be seen as such because Mr. Kinder’s control rights do not extend to them either before or after the consummation of the transaction.

It is also respectfully submitted that Instruction C implicitly acknowledges the logic of the analysis above.  In particular, Instruction C requires that disclosure of certain of the Items of Schedule 13E-3 also be made with respect to the control persons or members of a partnership that is filing the Schedule 13E-3.  Instruction C does not require that the members and control persons of the filing partnership also become filers.  Indeed, if a filing partnership’s members or control persons would also be required to file simply because of their status as such, Instruction C would be superfluous:  such members or control persons, as filing persons, would already be required to make disclosure of all the Items of Schedule 13E-3—not just the Items referred to in Instruction C.

Accordingly, it is respectfully submitted that the Sponsors need not be added as filing persons to the Schedule 13E-3.

2.                                      Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3.  Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment.  For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion.  See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).  In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure.  In addition, be sure that each new filer signs the Schedule 13E-3.

Response:              The Registrant takes note of the Staff’s comment, and all disclosure required by the referenced Items has been or will be provided for all filing persons.

3.                                      General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities.  Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including those added in response to the preceding comments.

Response:              The Registrant takes note of the Staff’s comment, and all disclosure required by the referenced Items has been or will be provided for all filing persons.

Introduction:

4.                                      We note your disclaimer relating to the filing obligations of the filing persons and your disclaimer that the filing of the Schedule 13E-3 shall not be construed as an admission that Kinder Morgan is controlled by any other filing person or that any filing person is an affiliate of Kinder Morgan.  We also note your disclosure in various sections of the proxy statement (for example, on page 32 under the heading “Position of Rollover Investors as to Fairness”) relating to certain filing persons providing required disclosure pursuant to a “potential interpretation of the rules governing ‘going private’ transactions.”  Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their obligation to file the Schedule or their affiliate status with respect to Kinder Morgan, and should not express doubt about the applicability of Rule 13e-3 to the present transaction.  Please revise.

Response:  The disclaimers in the first and last paragraphs of the Introduction to the Schedule 13E-3 have been deleted in Amendment No. 2, as have the references to “potential interpretations” in the Revised Schedule 14A.  It is noted, however, that certain of the filing persons may not be “affiliates” of the Registrant due to the facts and circumstances of their relationship with the Registrant which determine the degree of control, if any, such persons are or are not able to exercise over the Registrant and whether any of such persons are or are not under common control with the Registrant.

Such filing persons made the determination to jointly sign and file the Schedule 13E-3 as a precautionary measure as a result of the uncertainties inherent in making determinations with regard to affiliate status under the federal securities laws.

Item 11.  Interest in Securities of the Subject Company

5.                                      Refer to the preceding comments.  Please disclose the information included in this Item and in Schedules I-VI in the document to be delivered to security holders.  Refer to Rule 13e-3(e)(1).

Response:              This information has been included in the Revised Schedule 14A on page 113 and beginning on page 118.

Preliminary Schedule 14A

General

6.                                      Please fill in the blanks in the proxy statement.

Response:              All blanks that can be filled in before the record date for the special meeting and the mailing date of the proxy statement are known have been filled in, except for the numbers in the Class B Units column in the table on page 58.  The total number of Class B Units has not yet been determined, although the percentage ownership interest in those Units is reflected in the table.

Summary Term Sheet, page 1

7.                                      We note your disclosure here and elsewhere in the proxy statement that the special committee, the board of directors and the remaining filing persons determined that the merger and related transactions are fair to the company’s security holders other than the Rollover Investors.  Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders.  See Item 1014(a) of Regulation M-A.  Note also that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer.  Also, please revise to specifically state that the determination of the special committee, the board of directors and the remaining filing persons addresses both substantial and procedural fairness.

Response:              The Revised Schedule 14A has been revised to address the first point, relating to unaffiliated security holders, consistently in several places; principally pages 3, 22 and 28.  Revisions have been made with respect to the second point, relating to substantive and procedural fairness, in principally in the same places.

Special Factors, page 15

8.                                      The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section.  See Rule 13e-3(e)(1)(ii).  Please revise the proxy statement to include this information in a “Special Factors” section in the beginning of the document.

Response:              The Special Factors section of the Revised Schedule 14A has been moved forward to immediately follow the Summary section.

Background of the Merger, page 14

9.                                      With respect to the July 11th meeting of the special committee, please describe the materials presented by the financial advisors.  Also, file those materials as an exhibit to Schedule 13E-3.  Refer to Item 1016(c) of Regulation M-A.

Response:              The discussion on page 17 has been revised to more clearly describe the preliminary materials presented.  The disclosure on page 21 now states that the financial analyses in the August 27 materials were included in the earlier materials, and that those analyses were materially equivalent, updated for developments.  Accordingly, it is respectfully submitted that the July 11 materials need not be filed because they are substantially the same as the August 27 materials.

Recommendation of the Special Committee and Board of Directors, page 24

10.                               Please describe the provisions of Section 17-12,100 et seq. of the Kansas Statutes Annotated, referenced on page 25.

Response:              The discussion has been revised on page 22.

11.                               We note that the special committee considered the financial advisors’ presentations and opinions regarding the fairness of the transaction.  We also note that the board of directors and the remaining filing persons considered the special committee’s determination and recommendation.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise to clarify whether the special committee adopted the financial advisor’s analysis and opinion and whether the board of directors and remaining filing persons adopted the special committee’s analysis and opinion.

Response:              Revised Schedule 14A has been revised at pages 27 and 29, 30 and 31.

12.                               Refer to our comment in the Summary Term Sheet section.  Please address how any filing person relying on the financial advisors’ opinions was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to security holders other than Parent, Acquisition Co. and the Rollover Investors, rather than all security holders unaffiliated with the company.

Response:              The third bullet point on page 25 of the Revised Schedule 14A has been revised to address this comment with respect to the special committee’s analysis.  As noted on page 29, the board of directors adopted the special committee’s analysis and opinion.

Opinion of Financial Advisors - Opinion of Morgan Stanley, page 33

13.                               We note your disclosure that Morgan Stanley and its affiliates have, in the past, provided services to you, your affiliates and certain members of the buyout group and their affiliates.  Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

Response:              The disclosure on page 33 of the Revised Schedule 14A has been expanded to address the disclosure suggested.

Opinion of Financial Advisors - Financial Analyses of Morgan Stanley and Blackstone, page 38

14.                               With respect to the Analyst Price Targets analysis, please describe the basis upon which the financial advisors determined to use a cost of equity of 9%.

Response:              The basis is described on page 37 of the Revised Schedule 14A.

15.                               Please revise to disclose the data underlying the results described in the Comparable Companies, the Precedent Comparable Transactions, Premia Paid, and Sum-of-the-Parts analyses and to show how that information resulted in the values disclosed.  For example, disclose (i) the price per share and estimated earnings, aggregate value and EBITDA for each comparable company that is the basis for the multiples disclosed on page 39 with respect to the Comparable Companies Analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 41 with respect to the Precedent Comparable Transaction Analysis, (iii) the transactions considered in the Premia Paid Analysis, and (iv) the estimated valuations of each of Kinder Morgan’s business units used in the Sum-of-the-Parts Analysis.

Response:              The disclosure has been revised on pages 37 through 41 of the Revised Schedule 14A.  It is respectfully submitted that between those changes and the reference to the presentation of Morgan Stanley and Blackstone filed with Schedule 13E-3, the underlying data requested has been disclosed.

16.                               Refer to the Comparable Companies Analysis.  Please explain how the financial advisors arrived at the aggregate value for each company.  Also, explain the reference to the sale of TransMountain and a portion of Corridor.

Response:              Explanations have been provided at the last bullet point on page 37 of the Revised Schedule 14A.  The referenced sales are already a part of the management projections.  The reference to adjusting those projections for such sales was therefore unnecessary and confusing, and has been deleted.

17.                               Refer to the Discounted Equity Value Analysis.  Please disclose the financial projections that formed the basis for this analysis here or include a cross-reference to another location in your proxy statement where the projections are included.  Apply this comment to the Discounted Cash Flow Analysis and the Leveraged Buyout Analysis.

Response:              Revised disclosure has been provided on pages 38 and 41 of the Revised Schedule 14A.

18.                               Please explain how you arrived at the multiples of 15x-18x used in the table on page 40.

Response:              The explanation has been included on page 38 of the Revised Schedule 14A.

19.                               Refer to the Public Restructuring analysis.  Please explain how the financial advisors determined that EBITDA multiples of 8.5x-10.5x and a 2010 yield of 3.5%-5.5% were the most appropriate indicators of value.  Disclose the industry averages.  Also apply this comment to the discount rates and EBITDA multiples used in the Discounted Cash Flow Analysis.

Response:              The disclosure has been revised on pages 39 and 41 of the Revised Schedule 14A.  It is respectfully submitted that between those changes and the reference to the presentation of Morgan Stanley and Blackstone filed with Schedule 13E-3, the underlying data requested has been disclosed.

20.                               Refer to the Leveraged Buyout Analysis.  Explain the concept of monetization that underlies this analysis.

Response:              The disclosure on page 41 of the Revised Schedule 14A has been revised to make more clear the intended action.

Projected Financial Information, page 49

21.                               Please revise to include the complete projections rather than a subset of them.

Response:              The disclosure has been revised on pages 48 and 49 of the Revised Schedule 14A to include all material projections provided.

Interest of Certain Persons in the Merger – Management Investor Interests, page 54

22.                               Refer to the disclosure in the second paragraph of the subsection captioned “Interests in Parent following the Merger.”  Revise your disclosure to provide concrete information rather than refer continually to “certain” rights, thresholds and members of management.

Response:              The paragraph on page 54 of the Revised Schedule 14A has been revised.  The disclosure in that paragraph was intended as a brief description and cross-reference to more detailed disclosure elsewhere of the arrangements with respect to Parent discussed later in the document.  The section has been revised to make that more clear.

Financing of the Merger, page 63

23.                               Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

Response:              Disclosure has been added on page 66 to address this point.

Regulatory Approvals, page 68

24.                               Please update your disclosure with respect to the waiting period under the HSR Act.

Response:              The status of the waiting period under the H-S-R Act has been updated on page 67 of the Revised Schedule 14A.

The Merger Agreement – Representations and Warranties, page 79

25.                               Please revise the second bullet point on page 80 to state whether any of the changes referred to therein have occurred as of the date of your proxy statement.

Response:              While the referenced bullet point was not revised, the substance of the comment has been addressed below the bullet points in this group on page 84 of the Revised Schedule 14A.

Other Important Information regarding Morgan Kinder – Selected Historical Consolidated Financial Data, page 104

26.                               Please disclose pro forma data set forth in paragraph (c)(6) of Item 1010 of Regulation M-A or tell us your basis for not doing so.

Response:              The Registrant notes that paragraph (c)(6) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material.  Since the merger consideration to be received by the Registrant’s unaffiliated stockholders will consist solely of cash, and, as a result, such stockholders will have no continuing interest in the Registrant after the merger, it is respectfully submited that the resulting capital structure is not relevant to their investment decision whether or not to adopt the merger agreement.  Accordingly, it is respectfully submitted that such pro forma data is not material to such stockholders and, as such, has not been presented.

Where You Can Find More Information, page 111

27.                               Refer to the paragraph preceding the bullet points in this section.  Note that Schedule 14A does not specifically permit general “forward incorporation” of documents to be filed in the future.  Rather, you must specifically amend your document to specifically list any such filings.  Please revise.

Response:              General Instruction D to Schedule 14A provides that “Information may be incorporated by reference only in the manner and to the extent specifically permitted by the items in this schedule.”  It is respectfully submitted that the incorporation by reference set forth in the Revised Schedule 14A under the caption “Where You Can Find More Information” on page 141 is specifically permitted by paragraph (e)(1) of Item 14 of Schedule 14A.

Because the Revised Schedule 14A relates to a special meeting where action is to be taken with respect to a merger that is a going private transaction, paragraph (c)(2) of Item 14 of Schedule 14A is applicable.  That paragraph provides “Acquired Company.  Furnish the information required by Part C (Information with Respect to the Company Being Acquired) of Form S-4 …”

Paragraph (e)(1) of Item 14 of Schedule 14A provides that “The information required by paragraph (c) of this section may be incorporated by reference into the proxy statement to the same extent as would be permitted by Form S-4 …”

In Form S-4, Item 15 (Information with Respect to S-3 Companies) in Part C provides that “If the company being acquired meets the requirements for the use of Form S-3 and compliance with this Item is elected, furnish the information that would be required by Items 10 and 11 of this Form if securities of such company were being registered.”

The Registrant meets the requirements for the use of Form S-3 and has elected to comply with Item 15, and consequently to furnish the information required by Items 10 and 11 of Form S-4.

Item 10 of Form S-4 provides that “If the registrant meets the requirements for the use of Form S-3 and elects to furnish information in accordance with this Item, furnish information as required below.”  The Registrant meets the requirements for the use of Form S-3 and has elected to furnish information in accordance with the provisions of Item 10 of Form S-4.

Item 11 of Form S-4 (Incorporation of Certain Information by Reference) provides that:

If the registrant meets the requirements of Form S-3 and elects to furnish information in accordance with the provisions of Item 10 of this Form:

“(a)  Incorporate by reference into the prospectus, by means of a statement to that effect listing all documents so incorporated, the documents listed in paragraphs (1), (2) and, if applicable, (3) below.

…

(b)  The prospectus also shall state that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to one of the following dates, whichever is applicable, shall be deemed to be incorporated by reference into the prospectus:

(1)  If a meeting of security holders is to be held, the date on which such meeting is held; …”

Accordingly, it appears that paragraph (e)(1) of Item 14 of Schedule 14A specifically permits, indeed, may require, the incorporation by reference of any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing date of the proxy statement and before the special meeting.

Letters from all filing persons acknowledging the matters referred to in the Staff’s October 13, 2006 comment letter are being filed separately as correspondence.

A courtesy copy of Revised Schedule 14A, Amendment No. 2 and this letter is being delivered to the Staff.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to the preliminary Schedule 14A or the Schedule 13E-3, please contact the undersigned at 713-221-1306 or R. Daniel Witschey, Jr. at 713-221-1322.

Very truly yours,

Bracewell & Giuliani LLP

Gary W. Orloff

GWO/lc
Enclosure

cc:                                 Mr. Joseph Listengart
Kinder Morgan, Inc.

                Mr. R. Daniel Witschey, Jr.
Bracewell & Giuliani LLP